UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market April | 2025

Azul Provides Current Outstanding Shares

São Paulo, April 28, 2025 - Azul S.A. (B3: AZUL4, NYSE: AZUL) (“Azul” or the “Company”) provides information on its current issued and outstanding common shares and preferred shares. The Company’s total outstanding shares now includes the shares subscribed in the context of the capital increase to our aircraft lessors, controlling shareholders, as well as the debt conversion, where 35% of the notes due in 2029 and 2030 were converted into preferred shares, as detailed below:

•	April 3, 2025: 96,009,988 new preferred shares issued to lessors and 36,196 new preferred shares issued to existing shareholders;
•	April 10, 2025: 1,200,000,063 new common shares issued to the controlling shareholders and 152,924 new preferred shares issued to existing shareholders; and
•	April 28, 2025: 450,572,669 new preferred shares for bondholders (including in the form of ADSs*) and 13,517,180 new preferred shares issued to existing shareholders and other investors.

The updated shareholder information after the issuances of shares referred to above is as follows:

Shareholders	Common Shares	% Common Shares	Preferred Shares	% Preferred Shares	Total Economic Shares (1 PS = 75 CS)	% Economic Interest
David Neeleman	1,426,406,701	67.0%	7,329,683	0.8%	26,348,439	2.85%
Trip Shareholders**	702,558,420	33.0%	5,981,040	0.7%	15,348,486	1.66%
United Airlines, Inc. (Calfinco)	-	-	18,632,216	2.1%	18,632,216	2.02%
Others	-	-	863,832,318	96.4%	863,832,318	93.45%
Treasury	-	-	264,496	0.0%	264,496	0.03%
TOTAL	2,128,965,121	100.0%	896,039,753	100.0%	924,425,955	100.0%

*Note: One ADS represents three preferred shares.

**Represents Trip Participações S.A., Trip Investimentos Ltda., and Rio Novo Locações Ltda.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit https://ri.voeazul.com.br/en.

Contact: Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 98196 1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 28, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer